EXHIBIT 99.1

DeFi Technologies Invests in Continental Stablecoin Inc., Backers of cNGN, to Accelerate Regulated Stablecoin Adoption Across Africa

  DeFi Technologies invests in Continental Stablecoin Inc.: The Company has made an investment through a SAFE to support the development of regulated local currency stablecoins in Africa, including Nigeria's cNGN stablecoin, alongside Coinbase Ventures, Adaverse and other stablecoin industry leaders.
  Nigeria leads global stablecoin adoption: With over 25.9 million users and an 11.9% penetration rate, Nigeria ranks first worldwide in stablecoin usage, driven by demand for USD-pegged assets, cross-border payments, and regulatory advancements.
  Expanding compliant digital asset infrastructure: This investment aligns with DeFi Technologies' global strategy to support trusted, regulated stablecoin frameworks that meet the practical needs of banks, fintechs, and retail users.

TORONTO, Sept. 16, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company closing the gap between traditional capital markets and decentralized finance, is pleased to announce a strategic investment in Continental Stablecoin Inc. ("CSI"), driving development and advocacy for local-currency stablecoins in Africa, notably including the developers of Nigeria's premier regulated stablecoin infrastructure.

Stablecoins represent one of the most significant growth vectors in the digital asset ecosystem. As programmable, borderless, and blockchain-native representations of fiat currency, they are rapidly transforming global payment rails, treasury operations, and remittance flows — particularly in emerging markets where financial access and currency volatility remain acute.

Nigeria now ranks first globally in stablecoin adoption and second in overall digital asset usage, with over 25.9 million users and a penetration rate of 11.9%, according to the 2025 Report on the State of Digital Assets Regulation in Africa. This surge is driven by individuals and businesses seeking to hedge against naira volatility, preserve value in USD-pegged assets, and streamline cross-border payments. At the same time, Nigeria's regulatory landscape is rapidly maturing: the Securities and Exchange Commission of Nigeria has formally recognized digital assets, virtual assets and tokenized instruments as securities under the amended Investments and Securities Act 2025, and the Central Bank of Nigeria has issued updated guidelines for banking relationships with cryptocurrency firms, replacing earlier restrictions and signaling a shift toward formal integration of digital asset platforms.

CSI is building exactly what this environment demands: a next-generation stablecoin framework that aligns with Africa's evolving regulatory priorities and meets the practical needs of banks, fintechs, and retail users. These developments reinforce Nigeria's leadership in digital finance and the strategic importance of investing in trusted, compliant stablecoin infrastructure across the continent.

The cNGN stablecoin is issued by Wrapped CBDC Limited, a joint venture between some of Africa's leading blockchain infrastructure and solution architecture companies (including Convexity, AlphaGeeks and Interstellar). It aims to enable secure, transparent, and scalable digital payments across Nigeria and beyond.

As of September 15, 2025, the cNGN stablecoin has ~602.9 million tokens in circulation, reflecting robust early traction. To date, cNGN has processed over 75,000 on-chain transactions and more than 20.1 billion cNGN in cumulative trading volume, with ~164.4 million cNGN in 24-hour volume as of September 15 2025, underscoring its role as a fast-emerging pillar of Nigeria's regulated digital asset ecosystem. These milestones demonstrate that cNGN is not theoretical infrastructure but an active and growing network with real-world adoption, making DeFi Technologies' investment both timely and strategic.

"Stablecoins will form the backbone of modern financial systems," said Andrew Forson, President of DeFi Technologies. "We believe that locally regulated, purpose-built stablecoins like cNGN will unlock scalable, real-world use cases in payments, savings, and commerce — and we're excited to support that future across Africa and beyond."

This investment complements DeFi Technologies' broader strategy to enable compliant digital asset adoption globally. From infrastructure in Europe through its Valour ETP platform to digital asset treasury solutions for public companies via DeFi Advisory, DeFi Technologies continues to build and back critical pieces of the Web3 financial stack.

Investment Overview
DeFi Technologies has invested in CSI through a Simple Agreement for Future Equity, alongside Coinbase Ventures, Adaverse, and other stablecoin industry leaders.

This investment underscores DeFi Technologies' conviction that regulated stablecoins will serve as the foundational layer for next-generation financial services, from local payment systems to cross-border settlement and decentralized capital markets. cNGN's early traction is backed by its on-chain transaction activity.

By partnering with innovators like Continental Stablecoin Inc. and Convexity Technologies, DeFi Technologies continues to position itself at the intersection of compliance, infrastructure, and innovation, unlocking long-term value across emerging and developed markets alike.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the development of the cNGN stablecoin; the Company's investment in CSI; the Company's business and future growth prospects; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681